Exhibit 99.1

Galaxy Payroll Group Limited and People Intelligence Singapore Pte. Ltd. Announce
Strategic Partnership

Hong Kong, January 3, 2025 – Galaxy Payroll Group Limited (NASDAQ: GLXG, “GLXG”,“Galaxy Group”) and People Intelligence Singapore Pte. Ltd. (“PIS”) are pleased to announce the formalization of a strategic partnership through the signing of a Memorandum of Understanding (MOU) on January 2, 2025. This partnership establishes a collaborative framework aimed at fostering mutual growth by enhancing brand visibility, improving operational efficiency, and expanding market presence.

The partnership between GLXG and PIS represents a strategic alignment of expertise, centered on enhancing brand visibility, improving operational efficiency, and expanding market reach. By harnessing its extensive customer base and industry network, GLXG is set to elevate PIS’s brand recognition and facilitate its entry into new markets. Meanwhile, GLXG’s Human Resources Information System (HRIS), a core offering of the company, will play a pivotal role in this collaboration by providing cutting-edge tools for integrated employee management. With features such as payroll automation, performance tracking, and compliance monitoring, the HRIS ensures data accuracy, operational consistency, and improved efficiency across both organizations. Together, GLXG and PIS are poised to explore new business opportunities, capture greater market share, and strengthen their global standing.

A Strategic Alliance for Long-Term Growth

This collaboration represents a convergence of the strengths of GLXG and PIS, creating a powerful platform for sustained mutual growth. It aims to deliver far-reaching benefits, from operational enhancements to broader market presence and amplified brand equity. Galaxy Group’s role will include utilizing its expansive network and established customer relationships to introduce and actively promote PIS’s innovative platforms, services, and products. Designating PIS as a preferred service provider, GLXG will not only endorse PIS but also facilitate meaningful connections by organizing high-impact events, such as webinars and conferences, that target potential clients and key stakeholders.

Simultaneously, PIS will provide GLXG with an end-to-end suite of human resources management services through its Omni platform. These offerings encompass both Core Platform and Add-On Services tailored to meet the specific needs of GLXG. Beyond implementation, PIS will leverage data insights derived from Omni to offer strategic guidance, helping GLXG streamline its internal processes, enhance operational efficiency, and drive strategic growth. Together, this alliance sets a blueprint for long-term success, empowering both organizations to capitalize on shared opportunities and redefine industry benchmarks.

The MOU is set to take effect immediately upon signing and will remain valid for an initial term of three years, subject to modification or extension based on the needs of both parties.

About Galaxy Payroll Group Limited

Galaxy Payroll Group Limited is a recognized leader in providing tailored HR and corporate solutions to businesses seeking to expand their operations regionally and internationally. With in-depth expertise in navigating the complexities of international regulations, Galaxy Group offers seamless solutions to support companies in establishing new entities and managing their global business operations. Galaxy Group’s commitment to delivering efficient, cost-effective solutions allows organizations to focus on their core business while addressing the challenges of compliance and market entry in new regions.

About People Intelligence Singapore Pte. Ltd.

People Intelligence Singapore Pte. Ltd. is a leading provider of advanced human resources management solutions, offering a comprehensive suite of services through its Omni platform. Omni is an all-in-one HR management system that streamlines the entire employee lifecycle, from recruitment and onboarding to payroll and performance management. PIS is dedicated to empowering organizations across Asia and beyond with innovative tools to optimize HR processes, enhance productivity, and foster high-performing teams.

For more information, please visit Galaxy Payroll Group’s website: www.galaxyapac.com.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

For enquiry, please contact Intelligent Joy Limited:
Rosanne Ren
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